EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Class Action – Pelephone Communications Ltd.

On March 23, 2016, the Company was notified by the subsidiary, Pelephone Communications Ltd. (“Pelephone”) of a claim together with a class action certification motion that had been filed against it with the Tel Aviv District Court.

According to the petitioner, due to a widespread disruption on Pelephone’s network on March 21, 2016, which originated from a fire in one of its facilities, Pelephone’s customers were (fully or partially) denied the possibility of receiving services they were meant to receive, including sending and receiving calls, messages and cellular Internet service. The petitioner seeks monetary reimbursement and compensation for all Pelephone customers who suffered from the malfunction, as well as compensation for loss of income for Pelephone customers who required the services for business purposes.

The compensation amount sought for each customer is the reimbursement of the pro rata payment paid by each customer with respect to the malfunction date plus an additional NIS 10 per private customer and NIS 1010 for each business customer.

Pelephone is studying the claim and neither it and/nor the Company is able to evaluate the likelihood of success of the claim at the present stage.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.